SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 000-27385

A.                               Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.

7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.         The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

(b) Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(c) Signature Page

(d) Exhibits

23.1 – Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for benefits at December 31, 2003 and 2002 of the Plan and the changes in its net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KMPG LLP
Indianapolis, Indiana

June 4, 2004

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments:
Money market funds	$524,841	$402,207
Mutual funds, at fair value	5,748,177	3,529,890
Common stock, at fair value	221,623	101,621
Participant loans	136,398	152,760
	6,631,039	4,186,478
Accrued income	4,753	4,725
Net assets available for benefits	$6,635,792	$4,191,203

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Contributions	$1,389,005	$1,554,099
Investment income	53,265	51,769
Net realized and unrealized appreciation in fair value of investments	1,269,020	—
Total additions	2,711,290	1,605,868
Deductions:
Payments to participants	266,191	278,523
Administrative expenses	510	340
Net realized and unrealized depreciation in fair value of investments	—	1,147,000
Total deductions	266,701	1,425,863
Net increase	2,444,589	180,005
Net assets available for benefits at beginning of year	4,191,203	4,011,198
Net assets available for benefits at end of year	$6,635,792	$4,191,203

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)                   Description of the Plan

The following description of the Interactive Intelligence, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)                  General

Interactive Intelligence, Inc. (Company) established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company (Plan Administrator). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee must have reached age 21 to be eligible for participation in the Plan. If an employee has met the age requirement, the employee is eligible to participate in the Plan as of his or her first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                  Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 50% of pretax annual compensation, as defined, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans. Qualified matching and qualified nonelective employer contributions may be made as determined by the Company. The Company may also make profit sharing contributions at its discretion. The Company has made no contributions to the Plan through December 31, 2003.

(c)                   Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. Participants vest in Company contributions, if any, over six years.

(d)                  Participant Accounts

Each participant’s account is credited with the participant’s contributions and Plan earnings. The benefit to which a participant is entitled equals the participant’s vested account balance.

(e)                   Investment Options

Participants may direct their employee contributions to any of the investment options selected by the Plan Administrator. All investment elections are participant directed.

(f)                     Payment of Benefits

Benefits generally are distributed upon the participant’s termination of employment with the Company, normal retirement, disability retirement, or death. Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

(g)                  Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested balance. Loans generally range from one to five years. Loans are secured by the balance of the participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest payments are made through payroll deductions.

(h)                  Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA.

(i)                     Administrative Expenses

Expenses related to the Plan may be paid by either the Plan or the Plan Administrator; however, the Plan Administrator has typically paid for substantially all Plan expenses.

(2)                   Summary of Accounting Policies

(a)                  Investments

All investments are stated at fair value, based on quoted market prices on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(b)                  Contributions

Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees’ earnings.

(c)                   Payments to Participants

Payments to participants include withdrawals, transfers, loan proceeds and benefits and are recorded when paid.

(d)                  Income Tax Status

The Plan is a proto-type plan administered by Merrill Lynch.  The Internal Revenue Service has determined and informed Merrill Lynch by a letter dated June 4, 2002, that its prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Therefore, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(e)                   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(f)                     Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)                   Investments

The fair value of individual investments that represent 5% or more of the Plan net assets is as follows at December 31:

	2003	2002
Mutual funds:
Alger Balanced Portfolio Class A	$ N/A	$249,013
Alliance Premier Growth Class A	597,985	387,167
Fidelity Advisor Growth and Income Fund Class T	N/A	213,818
Franklin Small Cap Growth Class A	432,196	227,380
Merrill Lynch Bond Fund Inc. Intermediate Term Fund Class D	N/A	219,822
Merrill Lynch S&P 500 Index Fund Class A	805,183	571,339
Van Kampen Aggressive Growth Fund Class A	890,731	530,147

Money market account:
Merrill Lynch Retirement Reserves Money Fund	500,768	389,557

N/A – Amount is less than 5% of Plan net assets.

The Plan’s investments were held in trust by Merrill Lynch for the years ended December 31, 2003 and 2002.  During 2003 and 2002, the Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as presented in the following table at December 31:

	2003	2002
Mutual funds	$1,161,033	$(1,030,368)
Common stock of Interactive Intelligence, Inc.	107,987	116,632
	$1,269,020	$1,147,000

(4)                   Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, transactions with these funds qualify as party-in-interest transactions. There have been no fees paid by the Plan for the investment management services of Merrill Lynch. In addition, the Plan investments include investments in the Company’s stock; therefore, these transactions also qualify as party-in-interest transactions.

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of issue, borrower, lessor or similar party		Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Mutual fund:
	Alger Balanced Fund Class A	16,817	shares	$316,503
	Alger Capital Appreciation Institutional Portfolio Fund Class A	12,924	shares	146,425
	Alliance Premier Growth Class A	35,468	shares	597,985
	Alliance Premier Growth Class A GM	8,400	shares	141,630
	Davis New York Venture Fund Class A	11,648	shares	320,553
	Davis New York Venture Fund Class A GM	3,583	shares	98,609
	Eaton Vance Income Fund of Boston Class A	2,610	shares	16,832
	Fidelity Advisor Growth and Income Fund Class T	17,871	shares	284,144
	Franklin Small Cap Growth Fund Class A	14,302	shares	432,196
	Franklin Small Cap Growth Fund Class A GM	1,907	shares	57,618
	ING Worldwide Growth Fund Class A	18,839	shares	297,657
	ING International Value Fund Class A	16,496	shares	249,252
	ING International Value Fund Class A GM	3,885	shares	58,706
	Lord Abbett Affiliated Fund Class P	3,634	shares	49,173
	MFS Utilities Fund Class A	2,426	shares	20,813
*	ML Bond Fund Inc. Intermediate Term Fund Class A	19,086	shares	227,893
*	ML Global Allocation Fund Class A	5,260	shares	78,739
*	ML Healthcare Fund Class A	14,786	shares	90,197
*	ML Pacific Fund Class A	1,769	shares	33,167
*	ML S&P 500 Index Fund Class I	59,031	shares	805,183
*	ML Small Cap Value Fund Class A	270	shares	6,893
*	ML US Government Mortgage Fund Class A	279	shares	2,867
	Munder Micro Cap Equity Fund Class D	2,727	shares	90,482
	PIMCO PEA Innovation Fund Class A	7,210	shares	122,928
	PIMCO Total Return Fund Class A	10,095	shares	108,117
	PIMCO Total Return Fund Class A GM	9,152	shares	98,014
	Seligman Communications & Information Class A	1,792	shares	41,207
	Van Kampen Aggressive Growth Fund Class A	72,241	shares	890,731
	Van Kampen Emerging Growth Fund Class A	1,761	shares	63,663
	Total mutual funds			5,748,177

Common stock:
*	Interactive Intelligence, Inc.	42,620	shares	221,623

Money market accounts:
*	ML Retirement Reserves Money Fund	500,768	shares	500,768
*	ML Retirement Reserves Money Fund GM	24,073	shares	24,073
	Total money market accounts			524,841

Participant loans
		Interest rate range 5.00% to 10.50%		136,398
				$6,631,039

*                 Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

By: Interactive Intelligence, Inc. Administrative Committee
Date: June 28, 2004

/s/ Donald E. Brown, M.D.
Donald E. Brown, M.D., Member

/s/ Debra L. Jones
Debra L. Jones, Member

/s/ Stephen R. Head
Stephen R. Head, Member